[redacted]

SECU)MMISSION

SEC
Mail Processing
Section

SEP 09 2008

Washington, DC
101

08032681

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC File Number
8-53100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **July 1, 2007** and ending **June 30, 2008**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Trenwith Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3200 Bristol Street, Suite 400
(No. and Street)

Costa Mesa	California	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ronald E. Ainsworth	(714) 668-7333
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
SEP 19 2008
THOMSON REUTERS

205 N. Michigan Avenue, 28th Floor
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

AUG 29 2008
FINRA

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Ronald E. Ainsworth**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Trenwith Securities, LLC as of **June 30, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President + CEO

Title

Nancy N. Smallen

Notary Public

NANCY N. SMALLEN
COMM. # 1743709
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. MAY 6, 2011

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

TRENWITH SECURITIES, LLC

Facing Page

Oath or Affirmation

Table of Contents

VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

To the Members of
Trenwith Securities, LLC
Costa Mesa, California

We have audited the accompanying statements of financial condition of Trenwith Securities, LLC (The "Company") as of June 30, 2008 and 2007 and the related statements of operations, changes in liabilities subordinated to claims of general creditors and members' equity, and cash flows for each of the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trenwith Securities, LLC as of June 30, 2008 and 2007 and the results of its operations, changes in liabilities subordinated to claims of general creditors and members' equity, and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause + Company, LLP

Chicago, Illinois
August 21, 2008

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

TRENWITH SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2008 and 2007

ASSETS

	2008	2007
ASSETS		
Cash	$ 1,293,368	$ 2,688,391
Deposit with broker-dealer	-	25,000
Accounts receivable, net of allowance for doubtful accounts of $25,000 for both years	145,352	647,415
Due from member	241,667	241,667
Due from related parties	-	5,334
Work in progress	-	101,869
TOTAL ASSETS	$ 1,680,387	$ 3,709,676

LIABILITIES AND MEMBERS' EQUITY

	2008	2007
LIABILITIES		
Accrued expenses	$ 533,364	$ 191,977
Due to related parties	503,631	2,150,519
Total Liabilities	1,036,995	2,342,496
SUBORDINATED BORROWINGS	-	802,500
MEMBERS' EQUITY	643,392	564,680
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,680,387	$ 3,709,676

See accompanying notes to financial statements.

TRENWITH SECURITIES, LLC

STATEMENTS OF OPERATIONS
Years Ended June 30, 2008 and 2007

	2008	2007
REVENUES		
Management and investment advisory fees	$ 1,158,829	$ 5,720,070
OPERATING EXPENSES		
Employee compensation and benefits	4,020,134	4,516,351
Communications	52,413	41,104
Professional fees	314,407	362,978
Occupancy and equipment rental	480,243	365,367
Travel and entertainment	387,612	228,326
General and administrative	735,404	605,438
Total Operating Expenses	5,990,213	6,119,564
OPERATING INCOME (LOSS)	(4,831,384)	(399,494)
OTHER INCOME		
Interest income, net of interest expense	35,094	39,101
NET LOSS	$ (4,796,290)	$ (360,393)

See accompanying notes to financial statements.

TRENWITH SECURITIES, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS AND MEMBERS' EQUITY
Years Ended June 30, 2008 and 2007

	Liabilities Subordinated to Claims of General Creditors	Members' Equity
Balance at July 1, 2006	$ 802,500	$ 1,400,073
Capital distributions	-	(475,000)
Net loss	-	(360,393)
Balance at June 30, 2007	802,500	564,680
Capital contributions	-	4,025,002
Repayment of subordinated debt	(802,500)	-
Increase in member capital in lieu of payment of related party payable	-	850,000
Net loss	-	(4,796,290)
Balance at June 30, 2008	$ -	$ 643,392

See accompanying notes to financial statements.

TRENWITH SECURITIES, LLC

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,796,290)	$ (360,393)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in:		
Deposit with broker-dealer	25,000	-
Accounts receivable	502,063	(477,236)
Work in progress	101,869	(79,778)
Increase (decrease) in:		
Accrued expenses	341,387	(1,061,600)
Net Cash Used in Operating Activities	(3,825,971)	(1,979,007)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net repayments from related parties	5,334	583,854
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings from (repayments to) related parties	(796,888)	1,923,527
Repayments of subordinated debt	(802,500)	-
Member capital contributions	4,025,002	-
Member capital distributions	-	(475,000)
Net Cash Provided by Financing Activities	2,425,614	1,448,527
NET INCREASE (DECREASE) IN CASH	(1,395,023)	53,374
Cash, Beginning of Year	2,688,391	2,635,017
CASH, END OF YEAR	$ 1,293,368	$ 2,688,391
Supplemental Disclosures		
Cash paid during the year for interest	$ 14,044	$ 56,174
Supplemental Disclosures of Non-Cash Financing Activities		
Increase in member capital in lieu of payment of related party payable	$ 850,000	$ -

See accompanying notes to financial statements.

TRENWITH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
June 30, 2008 and 2007

NOTE 1 - Nature of Operations

Trenwith Securities, LLC (the "Company") has operations in Costa Mesa, San Francisco, and San Jose, California; Dallas; Texas; New York, New York; Chicago, Illinois; Boston, Massachusetts; Bethesda, Maryland; and Seattle, Washington. The Company provides long-term capital and corporate development services to companies or principals attempting to expand or divest their businesses. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues from consulting or advisory engagements are recognized when mutually agreed upon milestones with clients are achieved. Revenues from success fees are recognized only when the contractual contingent condition has been achieved, such as the sale of a client company.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a pre-set formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that has yet to be billed to the respective client.

Income Tax

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the members in accordance with their respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The Company may be liable for state taxes.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income or the calculation of net capital.

NOTE 3 - Subordinated Borrowings

The Company had an $802,500 subordinated loan agreement with one of its members. The loan did bear interest at 7% and was paid in full on September 28, 2007.

Interest expense was $14,044 and $56,174, for the years ended June 30, 2008 and 2007 respectively, and is netted with interest income on the statement of operations.

NOTE 4 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $43,056 and $47,400 for the years ended June 30, 2008 and 2007, respectively.

NOTE 5 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2009. The total amount paid to the member was $484,173 and $362,432 for the years ended June 30, 2008 and 2007, respectively.

NOTE 5 - Related Parties (cont.)

In connection with the asset purchase agreement of Trenwith Securities, Inc., one of the members agreed to become contingently liable for attaining future fee income totaling $750,000. Of these fees, $518,333 was paid during the year ended June 30, 2002, with the remainder to be paid upon dissolution. In addition, this member's initial capital contribution of $10,000 remains unpaid at June 30, 2008. Therefore, the total amount contingently due from this member as of June 30, 2008 and 2007 was $241,667.

During fiscal 2008, $850,000 of payables was forgiven by a related party and was converted to member capital.

From time to time, the Company pays the reimbursable expenses of an entity with a common member. Conversely, a separate entity with the same common member occasionally pays the expenses of the Company that are reimbursed.

NOTE 6 - Warrants

The Company received warrants in four publicly-traded companies in connection with success fee arrangements. These warrants expire through 2012. At June 30, 2008 and June 30, 2007, these warrants had exercise prices in excess of their stock price. As a result, no amounts have been recorded in these financial statements. Such amounts, and year-end balances, were immaterial.

NOTE 7 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2008 and 2007 that exceeded the FDIC insured amounts by approximately $1,219,000 and $2,629,000, respectively.

Major Customers

For the year ended June 30, 2008, the Company derived approximately 37% of its revenue from three clients. There was approximately 27% of its accounts receivable due from these clients as of June 30, 2008.

For the year ended June 30, 2007, the Company derived approximately 62% of its revenue from four different clients than those noted above. There were no amounts due from these clients as of June 30, 2007.

NOTE 8 - New Accounting Pronouncement

The Financial Accounting Standards Board ("FASB") has published FASB Interpretation No. 48 ("FIN No. 48"), *"Accounting for Uncertainty in Income Taxes,"* to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes,"* on the uncertainty in income taxes recognized in an enterprise's financial statements. Specifically, FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 will apply to the year beginning July 1, 2008. The Company does not expect the adoption of FIN No. 48 to have a material effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157 *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The Statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Company will be required to adopt this Statement beginning on July 1, 2008. Management is currently analyzing the impact of this interpretation on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS No. 159 is effective for the Company on July 1, 2008. Management of the Company is currently evaluating the potential impact of SFAS No. 159 on the Company's consolidated financial condition, results of operation or liquidity.

NOTE 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2008, the Company had net capital of $370,707, which was $301,539 in excess of its required net capital of $69,168. At June 30, 2008, the Company's ratio of aggregate indebtedness to net capital was 2.80 to 1.

TRENWITH SECURITIES, LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3
June 30, 2008 and 2007

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SUPPLEMENTARY INFORMATION

TRENWITH SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2008

Broker or Dealer: **Trenwith Securities, LLC** as of June 30, 2008

1. Total ownership equity from Statement of Financial Condition			$ 643,392	{3840}
2. Deduct ownership equity not allowable for Net Capital			-	{3890}
3. Total ownership equity qualified for Net Capital			643,392	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	{3720}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			643,392	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$ 272,685	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(272,685)	{3620}
7. Other additions and/or allowable credits (list)			-	{3630}
8. Net capital before haircuts on securities positions			370,707	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	-	{3733}		
3. Options	-	{3730}		
4. Other securities	-	{3734}		
D. Undue concentration	-	{3650}		
E. Other (list)	-	{3736}	-	{3740}
10. Net Capital			$ 370,707	{3750}

Non-allowable assets include:	
Accounts receivable, net	$ 31,018
Due from member	241,667
Total non-allowable assets	$ 272,685

See independent auditors' report.

TRENWITH SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2008

Broker or Dealer: **Trenwith Securities, LLC** — as of June 30, 2008

Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 69,168	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			50,000	{3758}
13. Net capital requirement (greater of line 11 or 12)			69,168	{3760}
14. Excess net capital (line 10 less line 13)			301,539	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)			267,008	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 1,036,995	{3790}
17. Add:				
A. Drafts for immediate credit	$ -	{3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18. Total aggregate indebtedness			$ 1,036,995	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			279.73 %	{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00 %	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

See independent auditors' report.

TRENWITH SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2008

Broker or Dealer: **Trenwith Securities, LLC** as of June 30, 2008

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section which an exemptive provision from Rule 15c3-3 is claimed:

A. (k)(1) - Limited business (mutual funds and/or variable annuities only)	______	{4550}
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	______	{4560}
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis	X	{4570}
Name of Clearing Firm: ______		
D. (k)(3) - Exempted by order of the Commission (include copy of letter)	______	{4580}

NOTE: The differences between the computations included on pages 11 - 12 and the computations included in the Company's corresponding unaudited Form X-17-A-5 Part IIA Filing are as follows:

Amount Originally Reported	$ 370,411
Accounting adjustments for overstatement of expenses	296
Amount Reported Herein	$ 370,707

See independent auditors' report.

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Trenwith Securities, LLC
Costa Mesa, California

In planning and performing our audit of the financial statements of Trenwith Securities, LLC (the "Company") as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors and management of the Company, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties

Virchow, Krause & Company, LLP

Chicago, Illinois
August 21, 2008

END